February 4, 2011

Mr. Rick Bachman, President

Mustang Geothermal Corp.

10580 N. McCarran Blvd., Building 115 – 208

Reno, Nevada 89503

RE:

Registration Statement on Form S-8/2008 Stock Incentive Plan; Mustang

Geothermal Corp.

Dear Mr. Bachman:

Section 7(a) of the Securities Act of 1933 requires a registration statement to contain the information specified in Section A to the Act. Paragraph 29 to Schedule A requires the filing of a copy of the opinion or opinions of counsel in respect to the legality of the issue. The Securities and Exchange Commission addressed that requirement in Item 601 of Regulation S-K. Under paragraph (b)(5) of Item 601, a registration statement must include as an exhibit an opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable, and, if debt securities, whether they will be binding obligations to the registrant.

Mustang Geothermal Corp. retained this office to review and opine in connection with the preparation and filing with the Securities and Exchange Commission of the registration statement on Form S-8 (the “Registration Statement”) covering the offering of up to two million, nine hundred and seventy five thousand shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”) pursuant to the Mustang Geothermal Corp. 2008 Stock Incentive Plan referenced therein.

With respect to the 2008 Stock Incentive Plan and the proposed S-8 Registration Statement, I inquired of Mustang Geothermal Corp., who indicated that the Company’s Board of Directors, consistent with the Company’s By-Laws and Nevada Revised Statutes, formally resolved to issue additional shares consistent with the 2008 Stock Incentive Plan and to register it on Form S-8 with the Commission. The issuer confirmed that shares registered in the Plan would only be issued to officers, directors and individual persons who provide bona fide services to the issuer not connected to capital raising or maintaining a market for the issuer’s stock.

Aside from the above and the formal corporate action required to authorize the issuance of additional shares in the 2008 Stock Incentive Plan, the Securities and Exchange Commission also requires compliance with two other central rules and regulations.

First, only those issuers (i) subject to the reporting requirements of Section 13 (15 U.S.C. 78m) or 15(d) (15 U.S.C. 78o(d)) of the Securities Exchange Act of 1934 may register securities on Form S-8, (ii) as long as the issuer has filed all reports and other materials required to be filed by such requirements during the preceding 12 months (or for such shorter period that the registrant was required to file such reports and materials).

Mustang Geothermal Corp., filed Form 10-SB 12g on February 27, 2003 and has since been a “fully reporting” company subject to the reporting requirements of Section 13 (15 U.S.C. 78m) or 15(d) (15 U.S.C. 78o(d)) of the Securities Exchange Act of 1934. I note that this issuer has filed all required reports and materials mandated by the aforementioned sections during the preceding 12 months, including Quarterly Reports on November 17, 2010 and August 16, 2010 and an Annual Report on Form 10-K on July 14, 2010. These reports contain reasonably current publicly available information including: (i) The issuer’s exact name; (ii) The issuer’s principal business address and contact information; (iii) The issuer’s state of incorporation; (iv) The exact title and class of the issuer’s securities; (v) The par value for those securities; (vi) The total number of outstanding shares; (vii) The name and address of the transfer agent; (viii) The nature of the issuer’s business; (ix) The nature of the products and services offered; (x) The nature and extent of the issuer’s facilities; (xi) The name of the chief executive officers and board of directors; and, The issuer’s most recent balance sheet and profit and loss statement and retained earnings statements and also financial statements audited by an independent auditor in conjunction with generally accepted accounting principals and the Public Company Accounting Oversight Board.

My conclusion is that Mustang Geothermal Corp. is a compliant fully reporting company eligible to file Form S-8 with the Commission.

Secondly, Mustang Geothermal Corp. cannot be a shell company (as defined in Rule 405) and must not have been a shell company for at least 60 calendar days previously (and if it has been a shell company at any time previously, has filed current Form 10 information with the Commission at least 60 calendar days previously).

Rule 405 defines a shell company as one that has (i) no or nominal operations, and either (ii) no or nominal assets; (iii) assets consisting solely of cash and cash equivalents; or (iv) assets consisting of any amount of cash and cash equivalents and nominal other assets. It is noteworthy that Rule 405’s two-part test is conjunctive, that is, both items (i) and (ii) must be present to qualify as a shell company.

Mustang Geothermal Corp. is primarily engaged in the acquisition, exploration, and development of geothermal properties.  Upon location of a commercial geothermal energy resource, the Company expects to actively prepare the site for the extraction of geothermal energy and the production of renewal electrical power. It reports to the SEC as a development stage company.

On March 18, 2010, the Company acquired 100% interest of three geothermal leases located in the State of Nevada. The initial lease tenure is 10 years and is renewable up to 40 years, providing that geothermal production has been realized in the initial term.

On August 26, 2010, the Company entered into agreements with Minera Inc., Dakota Resource Holdings LLC., and Minera Cerro El Diablo Inc. to acquire certain geothermal leases totaling 9800 acres located in the State of Nevada.

On November 5, 2010, the Company completed an agreement to acquire Andean Geothermic Energy S.A.C., a Peruvian Company, from Genoa Energy Resources Inc. for 15 million shares of the Company’s common stock.  Andean Geothermic Energy S.A.C. has 4 geothermal applications totaling 3600 hectares (8896 acres) in the provinces of Puno and Arequipa in country of Peru.

The foregoing leasehold interests were valued (along with property and equipment and cash on hand) in the most recently filed Quarterly Report [unaudited] at $3,040,814.

Based upon the foregoing, it is my legal opinion that this issuer has operations that are not nominal and a cognizable active business plan. Further, it is my legal opinion that this issuer has assets in the acquired leaseholds that are not nominal. Regardless of the fact that Mustang Geothermal Corp. has yet to achieve profitable operations and further losses are anticipated in the development of its business, it is my opinion that the issuer does not qualify as a Rule 405 shell company for the reasons stated above.

I further note that this issuer does not report to the Commission as a shell company and has current and compliant reporting and information filed with the Commission for a period in excess of sixty days from the date the registration statement is expected to be filed.

Based upon the foregoing compliance with the Commission’s instructions and regulations regarding the filing of Form S-8 by the issuer, the representations of the issuer and the issuer’s compliance with the 2008 Stock Incentive Plan, it is my legal opinion that, when sold, the shares subject to the 2008 Mustang Geothermal Corp. Stock Incentive Plan will be legally issued, fully paid and non-assessable. I consent to the submission of this letter as an exhibit to the registrant’s Form S-8 filing.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

By: Tad Mailander

Copy: Mustang Geothermal Corp.